UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2009

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On February 9, 2009, EXFO Electro-Optical Engineering Inc., a Canadian corporation, announced that it has acquired PicoSolve, Inc., a private test and measurement company offering the industry’s fastest optical sampling oscilloscopes for 40G and 100G R&D, manufacturing and deployment applications. This report on Form 6-K sets forth the press release issued on February 9, 2009 relating to EXFO’s announcement and certain information relating to the transaction being filed in Canada.

This press release contain material information relating to EXFO and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: February 9, 2009

EXFO Acquires PicoSolve

Swedish company offers the industry’s fastest optical sampling oscilloscopes for 40G and 100G R&D, manufacturing and deployment applications

QUEBEC CITY, CANADA, February 9, 2009 – EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) announced today the acquisition of PicoSolve, Inc., a private test and measurement company offering the industry’s fastest optical sampling oscilloscopes for 40G and 100G R&D, manufacturing and deployment applications.

PicoSolve, founded in 2004 by researchers at Chalmers University of Technology in Gothenburg, Sweden, provides ultra-high-speed optical sampling oscilloscopes to network equipment manufacturers (NEMs) involved in the design and production of next-generation optical networks. Network service providers (NSPs) will also require such high-end test equipment for their deployment initiatives.

With bandwidth demand growing exponentially worldwide, NEMs are increasing the transmission rates of their optical networks to 40 Gbit/s and, in the near future, to 100 Gbit/s. Advanced modulation schemes, in which data is encoded in both phase and amplitude of the optical carrier, allow NEMs to reach ultra-high network speeds using existing DWDM channel spacing, while maintaining resilience to chromatic and polarization dispersion phenomena. Full characterization of this ultra-high-speed encoding represents a significant test and measurement challenge for both NEMs and NSPs.

PicoSolve currently has the only bit rate-independent test solution that can measure such phase- and amplitude-modulated signals with a measurement bandwidth of more than 500 GHz, yielding a sub-picosecond temporal resolution. PicoSolve also brings to EXFO a rich intellectual property portfolio with patents that will be leveraged over time.

“PicoSolve represents a small but highly strategic acquisition because it significantly strengthens our leadership position for characterizing ultra-high-speed optical networks for the NEM and NSP markets,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “PicoSolve’s optical sampling oscilloscopes and the deep knowledge base that its team brings to EXFO will prove to be invaluable assets as technologies migrate from R&D labs, onto manufacturing floors, and into the field in upcoming years. Once again, EXFO will be front and center to assist customers in their testing needs.”

“We are pleased to have found in EXFO a strong launching pad for our optical sampling oscilloscopes,” said Dr. Peter Andrekson, CEO of PicoSolve. “Our technological leadership, combined with EXFO’s brand equity, leading market share in optical testing, as well as global sales presence and relationships, should result in significant market-share gains in this fast-growing market.”

According to Infonetics Research, the global market for 40G and 100G optical network equipment should grow at a compound annual growth rate (CAGR) of 46.2% from 2009 to 2011 to reach US$5.1 billion.

About PicoSolve
PicoSolve, founded in 2004, is a spin-off from Chalmers University of Technology in Gothenburg, Sweden. Its staff has a very strong research track record in all-optical sampling systems, and is now taking this a step further to develop new, useful instruments for the fiber-optic communications industry and R&D labs.

About EXFO
EXFO is a leading provider of test and service assurance solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division offers a wide range of innovative solutions extending across the full technology lifecycle – from design to technology deployment and onto service assurance – and covering all layers on a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market conditions, including any slowdown or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements.
These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com